March 28, 2011

BY EDGAR AND HAND-DELIVERY

Jeffery P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Neptune Technologies & Bioressources Inc.
Form 20-F for Fiscal Year Ended February 28, 2010
Filed August 31, 2010
File No. 001-33526

Dear Mr. Riedler:

On behalf of our client, Neptune Technologies & Bioressources Inc. (the “Company”), we submit this response letter to the comment letter dated March 8, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above referenced Form 20-F, based on information and instructions received from officers of the Company. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

______________________

RESPONSES TO STAFF COMMENTS

D. Risk Factors, page 4
We are dependent on a limited number of customers, page 6

1.

We note your response to our prior comment 1. However, we consider the identity of the two customers on whom you are substantially dependent to be material to your investors. Therefore, we ask that you please confirm that in future filings you will identify these customers, and any other significant customers on whom you are substantially dependent, by name.

Response:

The Company continues to believe that its existing disclosure regarding its significant customers is adequate and that the identity of these customers is not material to investors. The Company’s view is that there is nothing regarding the nature or identity of the two referenced customers that would make the disclosure of their names meaningful information for investors. Further, the Company believes that disclosing their identity would be harmful to its competitive position. The Company respectfully notes once again that Form 20-F does not require the disclosure of the names of significant customers. The Company notes, however, that as its business continues to grow and diversify it is becoming less dependent on these customers for its revenue, and the Company expects this trend to continue.

Brand Names and Trademarks, page 22

2.

We note your response to our prior comment 2, and the draft disclosure you provided supplementally. We ask that you please include that supplemental draft disclosure in your next response letter filed on EDGAR.

Response:

The Company acknowledges the Staff’s comment, and has included the draft disclosure in Exhibit A, attached hereto.

______________________

We appreciate the Staff’s assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at (416) 360-2967 or to Daniel Weber at (416) 360-2952.

Sincerely,

/s/ Christopher J. Cummings

Christopher J. Cummings

cc:      Michael Rosenthall
           Sebastian Gomez Abero
                 Securities and Exchange Commission

           Henri Harland
           Frédéric Harland
           Xavier Harland
           André Godin
                Neptune Technologies & Bioressources Inc.

           Christian Kurtz
           Daniel Weber
                Shearman & Sterling LLP

Exhibit A

PATENTS
NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Country	Title	Application / Registration Number	Year of Expiration of the Patent
Canada	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT	2,449,898	2022
China	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT	02,812,181.3	2022
Europe	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT	02,734,945.5	2022
Hong Kong	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT	05,100,648.1	2022
Japan	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT	2003-504,980	2022

Country	Title	Application / Registration Number	Year of Expiration of the Patent
Norway	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT	2,003,5618	2022
United States	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, RHEUMATOID ARTHRITIS, SKIN CANCER AND TRANSDERMAL TRANSPORT	11/640,235	2022
Australia	NATURAL MARINE SOURCE PHOSPHOLIPIDS COMPRISING FLAVONOIDS, POLYUNSATURATED FATTY ACIDS AND THEIR APPLICATIONS	2002322233	2022
Canada	NATURAL MARINE SOURCE PHOSPHOLIPIDS COMPRISING FLAVONOIDS, POLYUNSATURATED FATTY ACIDS AND THEIR APPLICATIONS	2,493,888	2022
Europe	NATURAL MARINE SOURCE PHOSPHOLIPIDS COMPRISING FLAVONOIDS, POLYUNSATURATED FATTY ACIDS AND THEIR APPLICATIONS	No 1,417,211	2022
United States	NATURAL MARINE SOURCE PHOSPHOLIPIDS COMPRISING FLAVONOIDS, POLYUNSATURATED FATTY ACIDS AND THEIR APPLICATIONS	10/485,094	2022
Australia	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 765,464	2019
Brazil	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No PI 9,914,699-1	2019

Country	Title	Application / Registration Number	Year of Expiration of the Patent
Canada	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 2,346,979	2019
Chile	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 916-201	2019
China	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. ZL9,9812,417.6	2019
Europe – Germany, Denmark, Spain, Finland, France, Italy, Netherlands, Portugal, Sweden, Belgium, Switzerland, Ireland, Monaco, Austria, Luxembourg, United- Kingdom	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 1,123,368	2019
Hong-Kong	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	HK 1,038,765	2019
India	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 208,339	2019
Japan	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 4,181,305	2019
North Korea	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 38,118	2019
South Korea	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 454,899	2019
Mexico	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 257,157	2019

Country	Title	Application / Registration Number	Year of Expiration of the Patent
Norway	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 321,481	2019
Poland	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 201,771	2019
Federation of Russia	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 2,236,441	2019
Ukraine	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 75,029	2019
United States	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 6,800,299	2019
South Africa	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	No. 2001/3235	2019